Lincoln Benefit Life Company
1221 N Street, Suite 200
Lincoln, Nebraska 68508
Phone: (888) 674-3667

April 20, 2017

U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C.  20549

RE:           Lincoln Benefit Life Company (“Registrant”)
Post-Effective Amendments No. 2 to Registration Statements on Form S-1

Dear Sir or Madam:

The above-referenced Registrant filed five Post-Effective Amendments No. 2 to the registration statements on Form S-1 on April 3, 2017.  The purpose of these filings is to update information regarding the Registrant.

As requested, I represent that the disclosures included in the following Post-Effective Amendments No. 2 to the registration statements on Form S-1 do not make any material change to existing disclosures, except those changes contemplated by Rule 485(b) of the Securities Act of 1933 as would apply in the context of Form S-1.  The Supplement dated May 1, 2017 filed as part of the registration statements includes updated information regarding the Registrant’s operations for the year ended December 31, 2016.

As such, if these Post-Effective Amendments No. 2 to the registration statements on Form S-1 pertained to a post-effective amendment of a registration statement of a registered investment company subject to Rule 485 under the Securities Act of 1933, they would be eligible for filing under Rule 485(b) without regard to Rule 485(b)(3) or Rule 485(b)(4).

File No. 333-203370
File No. 333-203371
File No. 333-203372
File No. 333-203375
File No. 333-203376

Please call me at (203) 653-3895 if you have any questions.

Very truly yours,

/s/Leigh McKegney
Leigh McKegney
Chief Legal Officer, Secretary
and Vice President